UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

____________________________________________

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

 ____________________________________________

ANADIGICS, Inc.

(Name of Subject Company)

  ____________________________________________

ANADIGICS, Inc.

(Name of Person Filing Statement)

  ____________________________________________

Common Stock, par value $0.01 per share

(Title of Class of Securities)

032515108

(CUSIP Number of Class of Securities)

 ____________________________________________

 Ronald L. Michels

Chairman and Chief Executive Officer

ANADIGICS, Inc.

141 Mt. Bethel Road

Warren, New Jersey 07059

(908) 668-5000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

W. Raymond Felton

Greenbaum, Rowe, Smith & Davis LLP

P.O. Box 5600

Woodbridge, New Jersey 07095

(908) 549-5600

____________________________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 ( “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 and Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on February 3, 2016 (as amended, the “Schedule 14D-9”), relating to the tender offer by Regulus Acquisition Sub, Inc., a Delaware corporation (“Acquisition Sub”) and a wholly-owned subsidiary of II-VI Incorporated, a Delaware corporation (“Parent”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share, at a purchase price of $0.66 per share, net to the seller in cash without any interest and subject to any applicable withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash dated February 2, 2016, a copy of which is attached as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Parent and Acquisition Sub with the Securities and Exchange Commission on February 2, 2016 (as amended and supplemented from time to time, the “Schedule TO”), and in the related form of Letter of Transmittal, a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraphs are hereby added immediately after the last paragraph under the heading “The Solicitation or Recommendation—Background of the Offer and the Merger” on page 29 of the Schedule 14D-9:

“On February 17, 2016, the Company announced that on February 16, 2016 the competing bidder that has been identified in the Company's prior announcements as "Party B" delivered to the Company a further set of amendments to its previously announced January 21, 2016 unsolicited offer letter and proposed merger agreement and certain related agreements (collectively, the "February 16, 2016 Party B Proposed Merger Agreement"). Through the February 16, 2016 Party B Proposed Merger Agreement, Party B has offered, subject to the terms thereof, to acquire all of the outstanding shares of ANADIGICS common stock on a fully-diluted basis for $0.78 per share net in cash, pursuant to an all-cash one-step merger. To protect the Company and its stockholders in the event the closing of the proposed merger transaction with Party B does not close in a timely manner or at all as a result of the review process to be conducted by the Committee on Foreign Investment in the United States, the February 16, 2016 Party B Proposed Merger Agreement provides, among other things, that, under certain circumstances identified therein, Party B will make a loan available to the Company and/or pay to the Company a reverse termination fee. By its terms, the offer contained in the February 16, 2016 Party B Proposed Merger Agreement expires on February 23, 2016.

The Company's Board of Directors, after consultation with its financial and legal advisors, has unanimously determined in good faith that the February 16, 2016 Party B Proposed Merger Agreement is an Acquisition Proposal that constitutes a Superior Offer, as those terms are defined in the II-VI Merger Agreement.

In accordance with the terms of the II-VI Merger Agreement, the Company has notified II-VI of the February 16, 2016 Party B Proposed Merger Agreement and the determination by the Company's Board of Directors that said Acquisition Proposal constitutes a Superior Offer, as defined in the II-VI Merger Agreement. As provided in the II-VI Merger Agreement, II-VI has three (3) business days in which to deliver to the Company an acquisition proposal that would cause the February 16, 2016 Party B Proposed Merger Agreement to no longer constitute a Superior Offer.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.	Description
(a)(5)(E)

Press Release issued by the Company on February 17, 2016 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 17, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANADIGICS, Inc.

By:	/s/ Ronald L. Michels
Name: Ronald L. Michels
Title: Chairman and Chief Executive Officer

Dated: February 17, 2016